Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-132237

PROSPECTUS SUPPLEMENT NO. 48

DATED NOVEMBER 10, 2008

(To Prospectus Dated June 23, 2006)

ACCENTIA BIOPHARMACEUTICALS, INC.

4,605,016 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 23, 2006, of Accentia Biopharmaceuticals, Inc. (the “Company”) as supplemented by Supplement No. 47 thereto dated November 4, 2008, Supplement No. 46 thereto dated September 29, 2008, Supplement No. 45 thereto dated August 14, 2008, Supplement No. 44 thereto dated August 1, 2008, Supplement No. 43 thereto dated July 14, 2008, Supplement No. 42 thereto dated June 24, 2008, Supplement No. 41 thereto dated June 6, 2008, Supplement No. 40 thereto dated May 16, 2008, Supplement No. 39 thereto dated April 21, 2008, Supplement No. 38 thereto dated April 17, 2008, Supplement No. 37 thereto dated February 15, 2008, Supplement No. 36 thereto dated February 7, 2008, Supplement No. 35 thereto dated January 28, 2008, Supplement No. 34 thereto dated January 23, 2008, Supplement No. 33 thereto dated December 31, 2007, Supplement No. 32 thereto dated December 11, 2007, Supplement No. 31 thereto dated November 2, 2007, Supplement No. 30 thereto dated October 26, 2007, Supplement No. 29 thereto dated October 25, 2007, Supplement No. 28 thereto dated October 9, 2007, Supplement No. 27 thereto dated October 4, 2007, Supplement No. 26 thereto dated September 21, 2007, Supplement No. 25 thereto dated September 12, 2007, Supplement No. 24 thereto dated September 6, 2007, Supplement No. 23 thereto dated August 24, 2007, Supplement No. 22 thereto dated August 15, 2007, Supplement No. 21 thereto dated June 29, 2007, Supplement No. 20 thereto dated June 14, 2007, Supplement No. 19 thereto dated May 15, 2007, Supplement No. 18 thereto dated April 19, 2007, Supplement No. 17 thereto dated March 28, 2007, Supplement No. 16 thereto dated March 2, 2007, Supplement No. 15 thereto dated February 14, 2007*, Supplement No. 14 thereto dated January 29, 2007, Supplement No. 13 thereto dated January 19, 2007, Supplement No. 12 thereto dated December 29, 2006, Supplement No. 11 thereto dated December 14, 2006, Supplement No. 10 thereto dated November 15, 2006, Supplement No. 9 thereto dated November 6, 2006, Supplement No. 8 thereto dated November 3, 2006, Supplement No. 7 thereto dated October 20, 2006, Supplement No. 6 thereto dated October 2, 2006, Supplement No. 5 thereto dated September 26, 2006, Supplement No. 4 thereto dated September 12, 2006, Supplement No. 3 thereto dated August 29, 2006, Supplement No. 2 thereto dated August 24, 2006 and Supplement No. 1 thereto dated July 19, 2006. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement Nos. 1 through 47 thereto. The Prospectus relates to the public sale, from time to time, of up to 4,605,016 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplement Nos. 1 through 47.

This prospectus supplement includes the attached Form 8-K filed on November 10, 2008 by us with the Securities and Exchange Commission.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 23, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2008.

*	The prospectus supplement dated February 14, 2007 was misnumbered and should have been prospectus supplement no. 15.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2008

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-51383	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 1.03.	Bankruptcy or Receivership.

On November 10, 2008, Accentia Biopharmaceuticals, Inc. (the “Company”) and its subsidiaries, including Biovest International, Inc. filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division, Case No. 8:08-bk-17795. The Company anticipates continuing operations without interruption as the Debtor-In-Possession. Largely due to disruption in the worldwide debt and equity markets and the decline in the Company’s share price, financing options were believed to be extremely limited. The Company and its subsidiaries filed the petitions in reorganization to enable them to continue to focus on their core business operations and to continue the development of their drug portfolio, including BiovaxID®, which recently announced Phase 3 clinical trial results. The Company issued a press release dated November 10, 2008 announcing the filings (attached as Exhibit 99.1 hereto).

Item 9.01.	Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: November 10, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 10, 2008 titled: “Accentia Biopharmaceuticals Announces Reorganization Plan to Maximize Long-Term Shareholder Value, Fully Pay All Creditors and Continue Operations to Commercialize its Drug Portfolio”

Exhibit 99.1

Accentia Biopharmaceuticals Announces Reorganization Plan to

Maximize Long-Term Shareholder Value, Fully Pay All Creditors and

Continue Operations to Commercialize its Drug Portfolio

TAMPA, FLORIDA – November 10, 2008 - Accentia Biopharmaceuticals, Inc. (Other OTC: ABPI) today announced that the Company and its subsidiaries have filed voluntary petitions for reorganization. With existing cash flows from subsidiaries and the potential for relatively near-term significant business development opportunities, this action is intended to provide an opportunity for the Company to restore shareholder value and to pay secured and unsecured creditors. Under protection of the court, Accentia plans to implement a series of initiatives designed to significantly decrease operating expenses and financing costs, and focus cash and resources on drug development and other priority programs that will allow the Company to attract key funding/partnering opportunities. Affiliates of the Company, including Hopkins Capital Group, LLC, a major shareholder, have indicated a willingness to provide additional financing to the Company as part of its reorganization plan. A conference call and webcast is scheduled for 4:30 p.m. (EST) this afternoon to further discuss this action.

In deciding to seek reorganization, the Company considered, among other things, its limited access to additional financing which has been negatively impacted by the crises in the world-wide debt and equity markets. Accentia believes that the recent precipitous decline in its stock price is a result of the global equity market crisis, including selling pressure created by forced redemptions by hedge funds. Limited access to the capital markets appears to be a systemic condition within the biotech markets, as according to the Biotechnology Industry Organization (BIO), 38% of 370 U.S. small biotech companies are operating with less than a year’s worth of cash, and nearly 100 publicly-traded biotech companies have less than 6-months’ cash.

After evaluating alternatives, Accentia determined that reorganization is the best option at this time, enabling the Company to remain focused on the commercialization of its drug portfolio, which consists of novel products and technologies that target multiple billion-dollar market opportunities, including therapies for the treatment of many kinds of blood cancers and autoimmune diseases such as multiple sclerosis.

During this reorganization process, the Company expects to continue operations without interruption, while striving to maximize long-term shareholder value. The Company also stressed its intent to ultimately pay all of its secured and unsecured creditors in full.

Accentia’s Chief Financial Officer, Alan M. Pearce, stated, “Our Board of Directors determined that reorganization is in the best long-term interest of Accentia and its subsidiaries, employees, shareholders and creditors, as well as the many thousands of patients that we expect will benefit from our drugs and technologies. Our commitment to our valued shareholders and creditors is unwavering, as it is our goal to emerge from reorganization as soon as we can with a greatly improved balance sheet, and with a valuation that fully recognizes the potential of our valuable drug pipeline.”

“Recent articles in The New York Times and The Wall Street Journal have highlighted the extremity of financial troubles specific to the biotech industry, and obviously we have not been immune to such difficulties in accessing the capital markets to fund our operations as we normally would. However, we have recently announced important fundamental achievements related to BiovaxID®, AutovaxID™ and Revimmune™ that are expected to result in key commercial opportunities in 2009. Based on realistic expectations of growing revenues and cash flow through sales, licensing fees and potential up-front milestone payments next year and beyond, this reorganization strategy provides us with an opportunity to protect the Company’s assets until such successes are realized,” concluded Mr. Pearce.

The reorganization filings were made in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division under Chapter 11 of the U.S. Bankruptcy Code.

Anyone interested in participating on the conference call should dial 1-877-407-9210 if calling within the United States or 1-201-689-8049 if calling internationally. Participants should ask for “Accentia Strategy Update”. There will be a playback available for 30 days. To listen to the playback, please call 1-877-660-6853 if calling within the United States or 1-201-612-7415 if calling internationally. Please use Account# 286 and Conference ID# 303173 for replay.

The call is also being webcast by Vcall and can be accessed on the home page at Accentia’s website at http://www.Accentia.net and at http://www.InvestorCalendar.com. To access the webcast, you will need to have the Windows Media Player or Real Player on your desk top.

About Accentia Biopharmaceuticals, Inc.

Accentia Biopharmaceuticals, Inc. (Other OTC: ABPI) is committed to building significant value for its stockholders through the commercialization of patent-protected disruptive healthcare technologies designed to be positioned as leading products for the treatment of a broad range of chronic, debilitating and life-threatening diseases including respiratory, autoimmune and cancer indications.

Accentia is advancing a portfolio of potential blockbuster drug candidates which target multi-billion dollar market opportunities. These late-stage products include: BiovaxID®, a novel anti-idiotype cancer vaccine for the treatment of B-cell malignancies including indolent follicular non-Hodgkin’s lymphoma; Revimmune™, a novel ultra-high-dose formulation of a previously approved chemotherapeutic agent expected to show utility in the treatment of up to 80 autoimmune diseases, with an initial focus on multiple sclerosis; and SinuNase™, a novel formulation of a previously approved anti-fungal for the topical, intranasal treatment of chronic sinusitis.

Additionally, Accentia’s wholly-owned subsidiaries, Accentia Pharmaceuticals and Analytica International, market specialty pharmaceutical products and pharmaceutical consulting services, respectively.

Accentia’s interest in BiovaxID is based on its majority ownership stake in Biovest International, Inc. (OTCBB: BVTI), and Accentia also maintains a royalty interest in Biovest’s biologic products. Accentia is a portfolio company of the Hopkins Capital Group.

For further information, please visit: http://www.Accentia.net

Accentia Biopharmaceuticals, Inc. Corporate Contact:

Douglas Calder, Director of Investor Relations & Public Relations,

Phone: (813) 864-2554, ext.258 / Email: dwcalder@accentia.net

Forward-Looking Statements:

Statements in this release that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, statements about Revimmune™, SinuNase™, BiovaxID®, AutovaxID™, SinuTest™, AllerNase™ and any other statements relating to products, product candidates, product development programs, the FDA or clinical study process including the commencement, process, or completion of clinical trials or the regulatory process. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, expectations and intentions, and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results of Accentia to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval for product candidates; competition from other pharmaceutical or biotechnology companies; and the additional risks discussed in filings with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and Accentia undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. The product names used in this statement are for identification purposes only. All trademarks and registered trademarks are the property of their respective owners.